[redacted]

18001273

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

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| Expires: August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Mail Processing
Section
MAR 15 2018
Washington DC
413

| SEC FILE NUMBER |
|---|
| 8- 34937 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lam Securities Investments, inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2099 Lake Street
(No. and Street)

| San Francisco | California | 94121 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dick Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lam Securities Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 8th day of March, 2018 by Dick Lam proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

LINDA WONG
Commission # 2086421
Notary Public - California
San Francisco County
My Comm. Expires Oct 17, 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of Lam Securities Investments, Inc

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lam Securities Investments, Inc (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

## Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 1999.
Oakland, California
March 13, 2018

**Lam Securities Investments, Inc.**
**Statement of Financial Condition**
**December 31, 2017**

## Assets

| | | |
|---|---|---|
| Cach and cash equivalents | $ | 16,044 |
| Property & equipment | | 44,401 |
| **Total assets** | $ | 60,445 |

## Liabilities and Stockholder's Equity

### Liabilities

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 1,745 |
| **Total liabilities** | | 1,745 |

Commitments and contingencies

### Stockholder's equity

| | | |
|---|---|---|
| Common stock, no par value, 10,000 shares authorized, 5,600 shares issued and outstanding, | | 295,296 |
| Additional paid-in capital | | 470,972 |
| Accumulated deficits | | (707,568) |
| **Total stockholder's equity** | | 58,700 |
| **Total liabilities and stockholder's equity** | $ | 60,445 |

**Lam Securities Investments, Inc.**
**Statement of Operations**
**For the Year Ended December 31, 2017**

| | |
|---|---|
| **Revenues** | |
| Management fees | $ 9,718 |
| **Total revenues** | 9,718 |
| **Expenses** | |
| Employee compensation and benefits | 6,953 |
| Professional fees | 5,200 |
| Other operating expenes | 25,480 |
| **Total expenses** | 37,633 |
| **Net income (loss) before income tax provision** | (27,915) |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ (28,715) |

The accompanying notes are integral part of these financial statements

**Lam Securities Investments, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2017**

| | Common Stock | Additional Paid-in Capital | Accumulated Deficits | Total |
|---|---|---|---|---|
| **Balance at December 31, 2016** | $ 295,296 | $ 434,272 | $ (678,853) | $ 50,715 |
| Capital contributions | - | 36,700 | - | 36,700 |
| Net income (loss) | - | - | (28,715) | (28,715) |
| **Balance at December 31, 2017** | $ 295,296 | $ 470,972 | $ (707,568) | $ 58,700 |

The accompanying notes are integral part of these financial statements

**Lam Securities Investments, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2017**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (28,715) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 1,626 | |
| (Decrease) increase in : | | |
| Accounts payable and accrued expenses | (3,391) | |
| Total adjustments | | (1,765) |
| **Net cash provided by (used in) operating activities** | | (30,480) |
| **Net cash provided by (used in) investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Proceeds from capital contributions | 36,700 | |
| **Net cash provided by (used in) financing activities** | | 36,700 |
| **Net increase (decrease) in cash** | | 6,220 |
| **Cash at December 31, 2016** | | 9,824 |
| **Cash at December 31, 2017** | | $ 16,044 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 1,600 | |

**Lam Securities Investments, Inc.**
**Notes to Financial Statements**
**December 31, 2017**

## NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Organization*

Lam Securities Investments, Inc. (the "Company") is a California corporation incorporated on November 17, 1994 that began operations on January 1, 1995. The Company operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including asset management, retail broker services, pension fund institutional trading and mutual fund retailer. The Company is also a municipal securities broker and is engaged in the full service of retail sales of corporate securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commission revenues and the related expenses which are recorded on a trade date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

## NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

## NOTE 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the IRS has not proposed any adjustment to the Company's tax position.

## NOTE 3: PROPERTY & EQUIPMENT, NET

Property & equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | | Useful Life |
|---|---|---|---|
| Property & equipment | $ | 53,015 | 7 |
| Leasehold improvements | | 63,398 | 39 |
| Automobile | | 34,658 | 5 |
| | | 151,071 | |
| Less: accumulated depreciation | | (105,044) | |
| Property & equipment, net | $ | 46,027 | |

Depreciation expense for the year ended December 31, 2017 was $1,626.

## NOTE 4: GOING-CONCERN

The Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plans is to continue to infuse capital into the business on a regular basis to fund it's operation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

## NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2017, various Auding Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $14,299 which was $9,299 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,745) to net capital was 0.12 to 1.

**Lam Securities Investments, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2017**

**Computation of net capital**

| | | |
|---|---|---|
| Common stock | $ 295,296 | |
| Additional paid-in capital | 470,972 | |
| Accumulated deficits | (707,568) | |
| **Total stockholder's equity** | | $ 58,700 |
| Less: Non-allowable assets | | |
| Property & equipment, net | (44,401) | |
| **Total non-allowable assets** | | (44,401) |
| **Net Capital** | | 14,299 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirement | | |
| 6 2/3 percent of net aggregate indebtedness | $ 116 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 9,299 |
| Aggregate indebtedness | | $ 1,745 |
| Ratio of aggregate indebtedness to net capital | | 0.12 : 1 |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

| | | |
|---|---|---|
| **Net capital per unaudited FOCUS Report** | | $ 14,299 |
| Adjustments | | |
| Accumulated deficits | (1,626) | |
| Non-allowable assets | 1,626 | |
| | | - |
| **Net capital per audited financial statements** | | $ 14,299 |

See report of independent registered public accounting firm.

**Lam Securities Investments, Inc.**

**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**

**As of December 31, 2017**

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

**Lam Securities Investments, Inc**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2017**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Lam Securities Investments, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lam Securities Investments, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Lam Securities Investments, Inc stated that Lam Securities Investments, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Lam Securities Investments, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lam Securities Investments, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 13, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

**WE FOCUS & CARE**℠

Lam **LAM SECURITIES INVESTMENTS, INC.**

# Assertions Regarding Exemption Provisions

We, as members of management of Lam Securities Investments, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Lam Securities Investments, Inc.

By:

X________________________
Dick Lam, President/CEO

March 13, 2018

**2099 Lake Street, San Francisco, CA 94121, Tel. No. 415-752-0102, Fax No. 415-752-0108**